Exhibit 99.1

Republic First Bancorp, Inc. Chairman Andrew Cohen and CEO Thomas Geisel Send Letter to Shareholders Outlining Progress on Strategy to Transform Company, Increase Profitability and Drive Long-Term Value

Company Announces that Republic and Affiliates of Castle Creek Capital and Cohen Private Ventures Have Agreed to Mutually Terminate Previously Announced Capital Raise

Releases Presentation Detailing Strategic Initiatives and Republic’s Significant Opportunities

PHILADELPHIA, July 17, 2023 (GLOBE NEWSWIRE) -- Republic First Bancorp, Inc. (NASDAQ: FRBK) (“Republic” or the “Company”), the parent company of Republic First Bank d/b/a Republic Bank (the "Bank"), today announced that Chairman Andrew B. Cohen and President and Chief Executive Officer Thomas X. Geisel have sent a letter to shareholders. The letter explains the challenges Republic has faced, details the elements of the strategy being executed by the new management team and overseen by a refreshed Board, and highlights the significant opportunities the Company has to deliver long-term value. The Company also issued a new presentation covering in detail the strategic initiatives underway at Republic.

●	The letter to shareholders is available here.
●	The new presentation is available here.

Republic also announced that it, affiliates of Castle Creek Capital (together with its affiliates and co-investors, “Castle Creek”) and an affiliate of Cohen Private Ventures, LLC (“Cohen Private Ventures”) have mutually decided to terminate the previously announced agreement (the “Agreement”) to raise $125 million in capital (the “Capital Raise”) for the Company through a private placement of equity securities. The Capital Raise was predicated on identifying additional investors to participate at the same $2.25 price per share as Castle Creek and Cohen Private Ventures by September 9, 2023. Given current market conditions – especially the widespread tightening of access to the equity capital markets across the banking sector – the parties do not believe that participants could be found on those terms by September 9th.

Thomas Geisel commented:

“We are executing on a clear strategy to address legacy issues stemming from prior management, drive profitability and enhance shareholder value. Importantly, this plan does not necessitate raising new capital in the near term. Given the dislocation in the banking sector that has occurred since the announcement of the Capital Raise, we believe its termination is in the best interests of Republic and all our stakeholders. We of course remain open to evaluating a future capital transaction as part of our value-creating strategy as market conditions stabilize and improve.”

Tony Scavuzzo, Managing Principal of Castle Creek, stated:

“We continue to remain impressed with how the new Republic First management team is managing the bank in a very challenged environment. We look forward to following them as they continue to execute on their strategic plan.”

Shareholders can sign up to receive updates and announcements from Republic by visiting the investor relations page of the Company’s website.

About Republic Bank

Republic Bank is the operating name for Republic First Bank. Republic First Bank is a full-service, state-chartered commercial bank, whose deposits are insured up to the applicable limits by the Federal Deposit Insurance Corporation (FDIC). The Bank provides diversified financial products through its 34 offices located in Atlantic, Burlington, Camden, and Gloucester Counties in New Jersey; Bucks, Delaware, Montgomery and Philadelphia Counties in Pennsylvania and New York County in New York. For more information about Republic Bank, please visit myrepublicbank.com.

Forward Looking Statements

This press release, and oral statements made regarding the subjects of this release, contains “forward-looking statements” within the meaning of the Securities Litigation Reform Act of 1995, or the Reform Act, which may include, but are not limited to, statements regarding the Company’s estimates, plans, objectives, expectations and intentions and other statements contained in this press release that are not historical facts, including statements identified by words such as “believe,” “plan,” “seek,” “expect,” “intend,” “estimate,” “anticipate,” “will,” and similar expressions. All statements addressing the Company’s future plans, strategies and operating results are forward-looking statements within the meaning of the Reform Act. The forward-looking statements are based on management’s current views and assumptions regarding future events and operating performance, and are inherently subject to significant uncertainties and contingencies and changes in circumstances, many of which are beyond the Company’s control. The statements in this press release are made as of the date of this press release, even if subsequently made available by the Company on its website or otherwise. The Company does not undertake any obligation to update or revise these statements to reflect events or circumstances occurring after the date of this press release. You should carefully review the risk factors described in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 and other documents the Company files from time to time with the SEC.

Important Additional Information

The Company intends to file a definitive proxy statement and may file a WHITE proxy card with the SEC in connection with the Annual Meeting and, in connection therewith, the Company, certain of its directors and executive officers will be participants in the solicitation of proxies from the Company’s shareholders in connection with such meeting. SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ SUCH PROXY STATEMENT, ACCOMPANYING WHITE PROXY CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE ANNUAL MEETING. The Company’s definitive proxy statement for the 2021 annual meeting of shareholders contains information regarding the direct and indirect interests, by security holdings or otherwise, of the Company’s directors and executive officers in the Company’s securities. Information regarding subsequent changes to their holdings of the Company’s securities can be found in the SEC filings on Forms 3, 4, and 5, which are available on the Company’s website at http://investors.myrepublicbank.com/ or through the SEC’s website at www.sec.gov. Information can also be found in the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 on file with the SEC. Updated information regarding the identity of potential participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement and other materials to be filed with the SEC in connection with the Annual Meeting. Shareholders will be able to obtain the definitive proxy statement, any amendments or supplements to the proxy statement and other documents filed by the Company with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available at no charge at the Company’s website at http://investors.myrepublicbank.com.

Contacts

Longacre Square Partners
Greg Marose / Joe Germani, (646) 277-8813
frbk@Longacresquare.com